

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04034366

FORM 11-K

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _____ to _____

Commission file number: 001-31565

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bank Employee Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590



REQUIRED INFORMATION

Item 1-3. The New York Community Bank Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Plan financials will be filed by amendment.

Exhibits:

Exhibit 23.0   Consent of KPMG LLP*

*To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: __June 28__ , 2004

New York Community Bank
Employee Savings Plan

By: _____
    Bernard A. Terlizzi
    Plan Administrator

00239580.DOC